CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

February 12, 2009

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

CREAM MINERALS GRANTS STOCK OPTIONS

February 12, 2009, Vancouver, BC - Cream Minerals Ltd. (CMA - TSX-V) (the “Company”) has granted a total of 2,190,000 incentive stock options to directors, officers, employees and consultants of the Company, exercisable over a five (5) year period at a price of $0.12 per share, expiring February 12, 2014.  The stock options were issued in accordance with the Company’s 10% rolling stock option plan approved by the Company’s shareholders on September 19, 2008.  Options granted to IR service providers are subject to vesting provisions over a 12-month period from the date of grant.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Michael E. O’Connor

President & CEO

For further information please contact:

Robert Paul, Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

This release was prepared by the Company’s management.  Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defines in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.